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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28

SEC FILE NUMBER
8- 43174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Susquehanna Capital Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2635
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Brain Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Capital Group, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller/Treasurer

Title

2/15/02

Notary Public

MICHAEL L. MOLLEN, COMMISSIONER OF DEEDS
Montgomery County, Pennsylvania
My Commission Expires June 01, 2003

This report** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Capital Group

We have audited the accompanying statement of financial condition of Susquehanna Capital Group as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Capital Group as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 12, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

SUSQUEHANNA CAPITAL GROUP

STATEMENT OF FINANCIAL CONDITION

(dollars in thousands)

December 31, 2001

ASSETS	
Cash	$ 50
Interest Receivable	3,506
Receivable from Clearing Brokers	3,910
Securities Owned - at market value	1,152,676
Exchange Memberships - at cost (market value of $438)	865
Furniture and Equipment (net of accumulated depreciation of $1,343)	790
Other Assets	1,129
Total Assets	$1,162,926
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold, not yet purchased - at market value	$ 905,967
Payable to affiliates	1,945
Accounts payable and accrued expenses	2,563
Total liabilities	910,475
Partners' Capital	252,451
Total Liabilities and Partners' Capital	$1,162,926

See Notes to Statement of Financial Condition

(dollars in thousands)

1. ORGANIZATION:

Susquehanna Capital Group (the "Company"), a Delaware general partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer and market maker on the principal United States securities exchanges. It also executes trades for affiliated entities. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG"), formerly Susquehanna Partners, GP and 0.1% by Bodel, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options on a trade-date basis.

Securities owned and securities sold, not yet purchased, are valued at market value on December 31, 2001.

No provision for federal or state income taxes has been made since, as a partnership, the Company is not subject to income taxes. The Company is subject to local taxes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 689,512	$899,955
Corporate, government and municipal debt securities	463,147	5,874
Options	17	138
	$1,152,676	$905,967

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices which differ from the market value reflected on the statement of financial condition.

4. RECEIVABLE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided by various brokers.

At December 31, 2001, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are security positions with and amounts due from these clearing brokers.

5. RELATED PARTY TRANSACTIONS:

The Company executes trades for other affiliates for which it pays commissions.

SIG acts as a common payment agent for the Company and various affiliates for all expenses that are not directly related to trading. The Company reimburses SIG for such costs based on allocations determined at SIG's discretion. The payable to affiliate represents the amounts due to SIG for such reimbursements. Because of its short-term nature, the fair value of the payable to affiliate approximates its carrying amount.

Guaranteed payments in 2001 are payable on certain contributed Partners' capital at broker's call rate, as defined, plus 5%. Beginning January 1, 2002 guaranteed payments will be calculated using the broker's call rate, as defined, plus 8%.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in trading new product lines. Therefore, the financial position presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

Included in other assets is a nonvoting interest in a clearing broker through which the Company clears its proprietary transactions.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of a variety of derivative financial instruments such as options, warrants and futures. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in Partners' capital.

Risks arise in futures contracts from potential counterparty nonperformance and from changes in the market values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded as assets in the statement of financial condition. These financial instruments may give rise to off-balance-sheet market risk. Most futures contracts are traded on national exchanges, which limits the exposure to credit risk.

Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Most of the stock options and warrants are traded on national exchanges, which limits the exposure to credit risk. The writing of options involves elements of market risk in excess of the amount recognized in the statement of financial condition.

7. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. (the "NASD") and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of

$250 or an amount determinable based on the market price and number of securities in which the Company is a market-maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2001, the Company had net capital of $38,068, which exceeded its requirement of $1,000 by $37,068.